Exhibit 16.1

June 29, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Genesis Energy L.P.‘s Form 8-K dated June 29, 2017, and have the following comments:

1.	We have no basis on which to agree or disagree with the statements made in the first paragraph, except we agree with the statement “Genesis Energy, L.P. (the “Partnership”) (i) dismissed Deloitte & Touche LLP (“Deloitte”) as the Partnership’s independent registered public accounting firm effective June 30, 2017”.

2.	We agree with the statements made in the second and third paragraphs.

3.	We have no basis on which to agree or disagree with the statements made in the fourth paragraph.

Yours truly,

/s/ Deloitte & Touche LLP